UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Ness Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

Below is an English translation (from Hebrew) from an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on July 29, 2015, in accordance with the Israeli Securities Regulations.

Report concerning a new interested shareholder of the Company

Pursuant to Regulation 33(e) to the Securities Regulations (Annual and Periodic Reports), 1970-5730

1.     Information regarding the holder

First name

Ariel

Family Name

Rotman

Israeli identification number: 013513890

Nationality / country of incorporation or registration: Israeli

Address: 6B Shmuel Slovis St., Ness Ziona, 7405784

Does holder represent other shareholders? No

2.    Information regarding the action by which the holder became an interested shareholder

a.	The nature of the action: increase of shareholdings by purchasing securities on the Tel Aviv Stock Exchange Ltd.
b.	Name and type of the securities: ordinary share
c.	Securities number on TASE: 1105204
d.	Date of transaction: May 12, 2015
e.	Amount of Securities regarding the reported action: 15,000.
f.	The transaction price: 63.93 Agorot (NIS 0.6393) per share
g.	Are the securities treasury shares? No.

3.     Holdings following the reported action

Name, Type and Series of Security	TASE Number	Amount	Treasury Shares	Percentage of holdings	Percentage of holdings on a fully diluted basis
Ordinary Share	1105204	15,000	None	0.01%	0.01%

Additional information:

Mr. Ariel Rotman is a family relative of Professor Avner Rotman, the Chairman of the Board of Directors of the Company.

Date and time the Company was first informed of this event: July 29, 2015 at 09:30 a.m. (Israel time).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: July 30, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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